FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes		No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes		No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes		No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Investor Relations

Press Release

ENDESA RELEVANT FACT: CLOSING OF AUNA SALE

New York, November 8th, 2005.  -  The operation involving the transfer by almost all the shareholders of Auna of 80% of its share capital to France Telecom España, S.A. was concluded today, 8 November 2005, in accordance with the share sale contract signed on 29 July 2005 (about which ENDESA (NYSE:ELE) informed the market in Relevant Facts nº 59846 and nº 59862, dated 27 July).

With regard to ENDESA, this transaction affects 84.68% of its direct and indirect shareholding in Auna (which represents 27.7% of its share capital), for which it has received a price of 2,220.8 million euros, a sum that will be adjusted to take into account various items on its balance sheet at 31 October 2005, as is normal practice in this type of operation. ENDESA thus obtains a gross capital gain of 1.206 billion euros and a net capital gain of 1.06 billion euros after tax.

France Telecom España, S.A. has not invoked its right to demand that part of the cash from the sale be reinvested in newly issued shares in its parent company France Télécom S.A., as announced in the Relevant Facts referred to previously.

With regard to the 20% of Auna’s share capital that is not for sale, ENDESA retains a 5.01% stake in Auna that can be transferred to France Télécom or third parties or via placement on the stock market three years from today, a mechanism having been agreed that guarantees a minimum price that is the equivalent of 90% of the price per share paid France Telecom España, S.A. in the initial transaction (361.5 million euros for the shareholding mentioned previously) plus an annual rate of 4.5%, which will result in a minimum implicit gross capital gain of 179 million euros (plus interest).

For additional information please contact Álvaro Pérez de Lema,
North America Investor Relations Office, telephone # 212 750 7200
http://www.endesa.es

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Date: November 8th, 2005	By:	/s/ Álvaro Pérez de Lema
Álvaro Pérez de Lema
Manager of North America Investor Relations